July 2, 2024

Zachary Prensky
Chief Executive Officer
LB Pharmaceuticals Inc
575 Madison Avenue
New York, NY 10022

       Re: LB Pharmaceuticals Inc
           Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted June 24, 2024
           CIK No. 0001691082
Dear Zachary Prensky:

     We have reviewed your amended draft registration statement and have the following comments.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
June 27, 2024, letter.

Amendment No. 1 to Draft Registration Statement on Form S-1
Prospectus Summary
Overview, page 1

1. We note your response to prior comment 3. Please further revise your disclosure to include the date the company first submitted the IND to the FDA.
Business
Our Solution: LB-102 for the Treatment of Schizophrenia, page 112

2. In response to prior comment 15 you discuss a 2014 study of 30 psychiatric drugs. If true, please clarify that this study was conducted by a third party.
 July 2, 2024
Page 2

       Please contact Christine Torney at 202-551-3652 or Mary Mast at 202-551-3613 if you
have questions regarding comments on the financial statements and related matters. Please contact Doris Stacey Gama at 202-551-3188 or Laura Crotty at 202-551-7614 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Life
Sciences
cc:   Minkyu Park, Esq.